

03021965

P.E 12-31-02

Entremed, Inc

ANNUAL REPORT 2002









ENTREMED

ABOUT ENTREMED

EntreMed, Inc., founded in 1991 and publicly-traded since 1996 (NASDAQ: ENMD), is a clinical-stage biopharmaceutical company developing therapeutics that act on multiple cellular pathways involved in processes such as abnormal blood vessel growth (angiogenesis), inflammation, coagulation, and programmed cell death (apoptosis). These processes are associated with over 80 diseases, including cancer, blindness and atherosclerosis. The Company's clinical drug candidates, led by the small molecule Panzem®, have shown a strong safety profile with neither toxicity nor clinically significant side effects reported to date. Further, doctors have reported tumor regression and disease stabilization in some patients with advanced cancers who have received EntreMed drug candidates in Phase I and early Phase II clinical trials. The main focus of EntreMed's drug pipeline is small molecules and peptides. These therapeutics provide a broad range of potential applications using systemic or local drug delivery formulations.



TO OUR FELLOW SHAREHOLDERS

The past year was one of challenge for the biotechnology industry in general and EntreMed in particular. A downturn in market values and an extraordinarily tight capital market necessitated our review of each and every aspect of our business. We implemented a number of difficult decisions, refocused the Company and negotiated a major agreement with Celgene Corporation. With a new focus and added funds we are now executing on a strategy we believe holds the most promise for the Company's future.

CHALLENGES AND ACTIONS

Our primary challenge in 2002 was to provide financial stability through an infusion of capital combined with meaningful and strategic cuts in expenses. We made difficult decisions to direct our efforts to our most economically feasible and versatile pipeline candidates: our small molecules and peptides, led by Panzem®. Other programs, inlcuding our proteins Endostatin and Angiostatin, were limited or ended. MaxCyte, formerly a majority-owned subsidiary, was launched as a separate independent company. We significantly reduced our workforce. In December, we completed a major transaction with Celgene that provided EntreMed with $27 million in exchange for rights to our thalidomide analog programs and equity in the Company.

The results of these actions were many and positive. These included the elimination of $8.1 million in debt, reducing our operating expenses by more than 40% in the fourth quarter, and obtaining funding adequate to maintain our key activities into 2004. We also received recognition by NASDAQ that our efforts warranted continued listing on its national market. More recently, in late April, 2003, we obtained an additional $10.25 million through the sale of our common stock.

A REFOCUSED COMPANY



Michael Tarnow

Medications which can be formulated as tablets and taken orally (small molecules) are often preferred over protein-based medications. The reasons for such preferences can include economies in manufacturing and convenience of administration. The programs that will receive the majority of our resources, both human and financial, are primarily small molecules and peptides, led by Panzem® and its analogs. These candidates offer a variety of therapeutic applications, and produce multiple desirable effects on disease processes.

Our proprietary small molecule compounds and peptides target specific processes occurring in a wide variety of diseases by inducing apoptosis (cell death), as well as inhibiting inflammatory and angiogenesis pathways. Consequently, our drug candidates have potential applications in more than 80 diseases. While our efforts in oncology continue, we are also seeking partnerships to explore therapeutic applications in cardiovascular disease, bone disease, women's health, dermatology, inflammation and ophthalmology. By partnering with industry leaders in these disease areas, we intend to maintain our focus on oncology and keep our operating expenses under control while seeking to enhance the value of our drug candidates. We have a strong intellectual property position, promising preclinical data for the Panzem® analogs and the peptides, and promising clinical results for Panzem®.


Neil Campbell

In the course of our efforts to reshape the Company, significant management transitions occurred. In late September, Neil Campbell was appointed president and chief operating officer. After many years of tireless dedication to building EntreMed into a viable company with a solid drug pipeline, co-founder John Holaday, Ph.D., retired from his positions as chairman of the board of directors and chief scientific officer. Michael Tarnow, a 30-year veteran of the pharmaceutical and biotech industries was appointed chairman of the board in February 2003. Also in February, Dane Saglio was named chief financial officer after three years as company controller. Dane was a key figure in the financial restructuring of EntreMed.

GOING FORWARD

In 2002 EntreMed confronted difficult issues and acted decisively. We made the decisions necessary to enhance this Company's future. While we have accomplished much, we have a great deal still to do. In 2003 we will continue to exercise prudent resource management. With our small molecule and peptide research and development focus, we will pursue the enormous opportunities that lie ahead. We are appreciative of the efforts and dedication of all EntreMed employees and the patience of our investors. The Company's rebirth process is on track and we look forward to a productive year in 2003.

Michael Tarnow
Chairman of the Board

Neil Campbell
President & Chief Operating Officer

ENTREMED'S DRUG CANDIDATES

OUR SCIENTIFIC FOUNDATION: CELLULAR PATHWAYS

EntreMed initially developed its drug pipeline based upon comprehensive research into the relationship between malignancy and the process of angiogenesis. This research led EntreMed scientists to focus on drug candidates which act on four cellular pathways common to a variety of biological processes important in multiple diseases — inflammation, angiogenesis (the growth of new blood vessels), hemostasis/coagulation, and apoptosis (programmed cell death). EntreMed's drug candidates have potential applications in oncology and 80 other diseases because they interfere with one or more of these pathways.

SMALL MOLECULES & PEPTIDES

EntreMed is now directing its scientific expertise and funding towards the further development of small molecules and peptides. Currently, several are under evaluation as potential product candidates, including:

Panzem®

A naturally occurring estrogen metabolite, Panzem® (2-Methoxyestradiol, 2ME2) is a small molecule that attacks cancer in two ways. Like EntreMed's other drug candidates, Panzem® inhibits endothelial cell growth as an anti-angiogenesis drug. In addition, Panzem® also directly kills tumor cells. Panzem® has shown no cross resistance with cell lines resistant to various chemotherapy agents. Although the compound is an estrogen by-product, it does not have undesired estrogenic activity. In peer-reviewed literature, EntreMed scientists have described Panzem®'s mechanism of action as specifically causing programmed cell death (apoptosis). In preclinical studies, Panzem® has demonstrated therapeutic effects in certain types of blindness, osteoporosis and other diseases.



Panzem® has been administered in capsule form to more than 150 patients to date and has exhibited a strong safety profile. Clinicians have reported advanced cancer patients with signs of clinical benefit, including tumor regression and stable disease. The Company is currently working to reformulate Panzem® to increase its level in the patient's blood stream.

In 2002, EntreMed and Allergan announced a five-year strategic alliance to explore small molecules in the treatment of eye diseases. The agreement covers co-research, co-development and, optionally, co-promotion. Panzem® is the first small molecule to be developed for tretment of age-related macular degeneration by EntreMed. Panzem® in slow-release micronized pellet form is being explored for long-term, continuous and localized treatment of the disease.

Panzem® (2ME2) Analogs

Based on an in-depth understanding of Panzem®, also known as 2-Methoxyestradiol or 2ME2, EntreMed is developing 2ME2-related compounds. The new analogs are being designed to have good oral bioavailablity, minimal metabolically induced estrogenic activity and enhanced efficacy in cancer and other disease models. To select suitable drug candidates, EntreMed scientists are screening these derivatives using relevant *in vitro* and *in vivo* models. These analogs are expected to offer a specific therapeutic profile to guide further development in multiple therapeutic areas.


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Proteinase Activated Receptor Inhibitors

Proteinase Activated Receptor-2 (PAR-2) is a cell surface receptor that activates inflammatory processes, including those involved in pain, arthritis, asthma and cancer. EntreMed scientists discovered several antagonistic peptides to this receptor and are currently developing novel peptides and peptidomimetics. These compounds may be useful to treat, among others, the diseases mentioned above. EntreMed scientists have also shown that several of the inhibitors that block PAR-2 activity *in vitro* block tumor growth and angiogenesis in preclinical tumor animal models.



ulator specifically blocks the action of basic fibroblast growth factor, leading to an inhibition in the formation of new blood vessels associated with tumors. The FGF-2 modulator was discovered and developed by EntreMed's scientific team; the Company plans to further its preclinical efforts with the vaccine and to work towards a development partnership.

OUT-LICENSING CANDIDATES

Endostatin

Endostatin is a recombinant protein version of a naturally occurring fragment of collagen XVIII that blocks endothelial cell migration and inhibits the growth and development of primary tumors and metastases in mice. EntreMed does not plan to begin additional Endostatin clinical trials and the Company is pursuing out-licensing opportunities.



Angiostatin

Angiostatin is a naturally occurring fragment of plasminogen that binds to Angiomotin (a novel protein that regulates endothelial cell motility). EntreMed does not intend to initiate additional clinical trials with Angiostatin. The Company is pursuing out-licensing opportunities.

Tissue Factor Pathway Inhibitor Fragments

Tissue Factor Pathway Inhibitor (TFPI) Fragments is a natural inhibitor of blood clotting and a potent inhibitor of endothelial cell proliferation as well as primary and metastatic tumor growth in preclinical animal models. EntreMed scientists have identified the mechanism underlying these effects and generated small peptide fragments of TFPI with similar activity.

GROWTH FACTOR MODULATOR

Fibroblast Growth Factor Modulator

EntreMed is in preclinical stages of research and development of a modulator that targets fibroblast growth factor (FGF-2). In EntreMed's preclinical studies, the vaccine inhibited tumor development by up to 90 percent in animal models without toxicity. Fibroblast growth factor mod-

Hepatocyte Growth Factor

Hepatocyte Growth Factor (HGF), a plasminogen-related growth factor, stimulates cell proliferation, migration and morphogenesis, an effect mediated by the tyrosine kinase receptor, c-met. This project is now available for out-licensing.






PANZEM™
200 mg
100 capsules – Lot # 9912TG2UII









FINANCIALS 2002




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MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this report. See "Risk Factors".

Overview

Since our inception in September 1991, we have devoted substantially all of our efforts and resources to sponsoring and conducting research and development on our own behalf and through collaborations. Through December 31, 2002, all of our revenues have been generated from license fees, research and development funding, royalty payments, the sale of royalty rights, and certain research grants; we have not generated any revenue from direct product sales. We anticipate our primary revenue sources for the next few years to include research grants and collaboration payments under current or future arrangements. The timing and amounts of such revenues, if any, will likely fluctuate and depend upon the achievement of specified research and development milestones, and results of operations for any period may be unrelated to the results of operations for any other period.

Critical Accounting Policies and the Use of Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results could differ materially from those estimates. The items in our financial statements requiring significant estimates and judgments are as follows:

Royalties from licenses are based on third-party sales and recorded as earned in accordance with contract terms, when third-party results are reliably measured and collectibility is reasonably assured. The majority of our royalty income has been from Celgene on the sale of thalidomide (THALOMID®).

Grant Revenue. The Company receives government grants for the development of potential malaria vaccines. Grants are funded in specific amounts based on funding requests submitted to the grantor. Grant revenues are recognized and realized at the time that research and development activities are performed.

Research and development expenses consist primarily of compensation and other expenses related to research and development personnel, research collaborations, costs associated with pre-clinical testing and clinical trials of our product candidates, including the costs of manufacturing the product candidates, and facilities expenses. Research and development costs are expensed as incurred.

We have stock option plans under which options to purchase shares of our common stock may be granted to employees, consultants and directors at a price no less than the fair market value on the date of grant. We account for our stock-based compensation in accordance with the provisions of APB No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant between the fair value of the Company's stock and the exercise price of the option and is recognized ratably over the vesting period of the option. But, because our options must be granted at fair market value, we recognize no compensation expense in accordance with APB No. 25. If we were to adopt SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), we would recognize compensation expense based upon the fair value at the grant date for awards under the plans using the fair value method. We account for equity instruments issued to nonemployees in accordance with SFAS No. 123 and EITF 96-18, Accounting for Equity Instruments that are issued to other than employees for acquiring, or in conjunction with selling goods or services.

Results of Operations

Years Ended December 31, 2002, 2001 and 2000.

Revenues. Revenues decreased 37% in 2002 to $1,176,000 from $1,862,000 in 2001 and decreased 49% in 2001 from $3,672,000 in 2000. The 2002 revenues include $835,000 of collaborative research and development revenues resulting primarily from work performed on commercial research and development contracts. Included in grant revenues are funds received from a Small Business Innovative Research, or SBIR, program of the National Institutes of Health of $132,000, $358,000 and $401,000 in 2002, 2001 and 2000, respectively. The decrease reflects the shift in focus to small molecule programs. In accordance with our 1998 collaborative sublicensing agreement for thalidomide with Celgene, we recognized net royalty revenues from Celgene's sales of THALOMID® of $1,438,000 for the year ended December 31, 2001, a decrease of 54% from $3,115,000 in 2000. We did not recognize revenue under this agreement in 2002 as a result of the sale of our right to receive royalty income from Celgene's sales of THALOMID® in 2001. Licensing revenues primarily result from the January 2002 five-year strategic alliance with Allergan, to develop and commercialize small molecule angiogenic inhibitors for treatment and prevention of diseases and conditions of the eye.

Research and Development Expenses. From inception through December 31, 2002 we have incurred research and development expenses of $208,000,000. Included in this amount are the expenses related to our three lead product candidates, Panzem®, Endostatin and Angiostatin. At December 31, 2002 the accumulated expenses for each of these development projects are $17,815,000, $70,192,000 and $34,676,000 respectively. Project expenses for Panzem® of $3,150,000, Endostatin of $8,949,000 and Angiostatin of $4,839,000 are reflected in our 2002 R&D expenses of $31,308,000. Research and Development expenses were $54,201,000 in 2001 and $42,744,000 in 2000. Project costs for Panzem®, Endostatin and Angiostatin were $7,390,000, $19,719,000 and $9,249,000 in 2001, and $4,228,000, $22,433,000 and $3,661,000 in 2000, respectively. In 2002 we brought a fourth product candidate into the clinic. ENMD 0995, a thalidomide analog, was subsequently sold as part of the sale of our thalidomide analog program to Celgene Corporation in December 2002. We incurred $3,663,000 in project expenses from the inception of the program including $1,655,000 in 2002.

The expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources. As of December 31, 2002, three of our proprietary product candidates, Panzem®, Endostatin and Angiostatin, were in various stages of clinical trials. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product candidate.

We estimate that clinical trials of the type we generally conduct are typically completed over the following timelines:

CLINICAL PHASE	ESTIMATED COMPLETION PERIOD
Phase I	1 Year
Phase II	1-2 Years
Phase III	2-4 Years

The duration and the cost of clinical trials may vary significantly over the life of a project as a result of differences arising during the clinical trial protocol, including, among others, the following:

- the number of patients that ultimately participate in the trial;
- the duration of patient follow-up that seems appropriate in view of the results;
- the number of clinical sites included in the trials; and
- the length of time required to enroll suitable patient subjects.

We test our potential product candidates in numerous preclinical studies to identify indications for which they may be product candidates. We may conduct multiple clinical trials to cover a variety of indications for each product candidate. As we obtain results from trials, we may elect to discontinue clinical trials for certain product candidates or for certain indications in order to focus our resources on more promising product candidates or indications.

An important element of our business strategy is to pursue the research and development of a range of product candidates for a variety of oncology and non-oncology indications. This allows us to diversify the risks associated with our research and development expenditures. As a result, we believe our future capital requirements and our future financial success are not substantially dependent on any one product candidate. To the extent we are unable to maintain a broad range of product candidates, our dependence on the success of one or a few product candidates would increase.

Our proprietary product candidates also have not yet achieved FDA regulatory approval, which is required before we can market them as therapeutic products. In order to proceed to subsequent clinical trial stages and to ultimately achieve regulatory approval, the FDA must conclude that our clinical data establish safety and efficacy. Historically, the results from pre-clinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals.

Furthermore, our business strategy includes the option of entering into collaborative arrangements with third parties to complete the development and commercialization of our products. In the event that third parties take over the clinical trial process for one of our product candidates, the estimated completion date would largely be under the control of that third party rather than us. We cannot forecast with any degree of certainty which proprietary products or indications, if any, will be subject to future collaborative arrangements, in whole or in part, and how such arrangements would affect our capital requirements.

As a result of the uncertainties discussed above, among others, we are unable to estimate the duration and completion costs of our research and development projects. Our inability to complete our research and development projects in a timely manner or our failure to enter into collaborative agreements, when appropriate, could significantly increase our capital requirements and could adversely impact our liquidity. These uncertainties could force us to seek additional, external sources of financing from time to time in order to continue with our business strategy. Our inability to raise additional capital, or to do so on terms reasonably acceptable to us, would jeopardize the future success of our business.

Research and development expenses consist primarily of compensation and other expenses related to research and development personnel, research collaborations, costs associated with pre-clinical testing and clinical trials of our product candidates, including the costs of manufacturing the product candidates, and facilities expenses. Research and development expenses decreased to approximately $31,308,000 in 2002 from $54,201,000 in 2001 and from $42,744,000 in 2000. The cost decrease in 2002 reflects the shift in emphasis from the protein product candidates towards our small molecule programs including Panzem®. The 2002 decreases are primarily associated with the following:

- *Decreased Personnel*—Personnel costs decreased slightly in 2002. The decrease results from the refocus and elimination of some research and development programs and the associated staff reductions. The 2002 personnel costs of $7,830,000 includes $700,000 in severance obligations. Personnel costs in 2001 and 2000 were $7,945,000 and $5,904,000, respectively. Staffing increased 20% in 2001 and 45% in 2000 reflecting additional staff to support our expanding development efforts.
- *Collaborative Research Agreements*—We made payments to our collaborators of $3,426,000, $3,708,000 and $4,343,000 in years 2002, 2001 and 2000 respectively. Sponsored research payments to academic collaborators include payments to Children's Hospital, of $1,000,000 in 2002, $2,183,000 in 2001 and $2,517,000 in 2000.
- *Clinical Trial Costs*—Clinical costs decreased from 3,345,000 to 3,085,000 from 2001 to 2002, after increasing by $2,285,000 from 2000 to 2001. In 2002 we initiated a phase I clinical trial for a fourth drug candidate ENMD 0995, a thalidomide analog. With the progression of Angiostatin to phase II our other three drug candidates have all advanced to that stage of clinical trials. The 2002 decrease reflects the shift in focus to small molecules and the resulting changes in the clinical programs for Endostatin and Angiostatin. In 2001 and 2000, we had clinical trials in progress for the entire year for our product candidates, Panzem®, Endostatin and Angiostatin. Costs of such trials include the clinical investigator site fees, monitoring costs and data management costs. Contracted regulatory support costs were $682,000, $1,040,000 and $308,000 in 2002, 2001 and 2000, respectively.
- *Contract Manufacturing Costs*— The costs of manufacturing the material used in clinical trials for our product candidates is reflected in contract manufacturing. These costs include bulk manufacturing, encapsulation and fill finish services and product release costs. Contract manufacturing costs decreased dramatically in 2002. This decrease reflects a significant reduction in the level of protein manufacturing from 2001 when we stockpiled sufficient inventory levels of Endostatin and Angiostatin to supply clinical trial material into 2003. Product manufacturing costs in 2002 were $8,717,000 a decrease of $18,453,000, or 68%, from $27,169,000 in 2001. The 2001 amount was an increase of $4,190,000 from $22,980,000 in 2000.

General and administrative expenses include compensation and other expenses related to finance, business development and administrative personnel, professional services and facilities.

General and administrative expenses decreased to $13,932,000 in 2002 from $14,473,000 in 2001 and $11,646,000 in 2000. The higher levels in 2002 and 2001 resulted primarily from increased legal fees associated with the Abbott and Celgene litigations, and charges of $1,995,000 and $1,367,000 in 2002 and 2001, respectively, related to the potential repurchase of our common stock from Bristol-Myers Squibb and the related guaranteed minimum purchase price. The Abbott and Celgene litigations were settled in 2002 and the terms of the Bristol-Myers Squibb repurchase agreement were renegotiated.

Interest Expense. In 2002 interest expense increased 13% to $391,000 from $345,000 in 2001. The 2001 amount increased 43% from 2000 interest expense of $241,000. The increases in 2002 and 2001 reflect the accrual of interest relating to MaxCyte's issuance of additional convertible promissory notes.

Investment Income. Investment income decreased by 78% in 2002 to $318,000 as a result of lower yields and lower balances in interest bearing cash accounts. Investment income was $1,438,000 in 2001, a decrease of of 34% from $2,165,000 in 2000.

Gain on Sale of Asset. The Consolidated Statement of Operations for the year ended December 31, 2002 reflects a gain of $2,940,000 resulting from a purchase agreement by and between Celgene and the Company. Celgene purchased our right, title and interest in a licensing agreement with Children's Hospital and certain other property described as the thalidomide analog program. The gain on the transaction is reflected net of transaction fees and other costs, including cash payments and warrants issued to Children's Hospital.

Gain on the Discharge of Liabilities. The Consolidated Statement of Operations for the year ended December 31, 2002 also reflects a gain of $2,175,000 resulting from the renegotiation and settlement of $8,086,000 of the Company's current liabilities. The terms of the settlement agreements, reached with five creditors, including Bristol-Myers Squibb, required the use of cash, stock and warrants to satisfy the renegotiated obligations.

Gain on Sale of Royalty Interest. The Consolidated Statement of Operations for the year ended December 31, 2001 reflects a gain of approximately $22,400,000 resulting from a purchase agreement by and between Bioventure Investments kft ("Bioventure") and the Company. Bioventure purchased our right, title and interest to the net royalty payments on THALOMID® payable by Celgene Corporation to the Company under an agreement dated as of December 9, 1998 by and between the Company and Celgene.

Liquidity and Capital Resources

To date, we have been engaged primarily in research and development activities. As a result we have incurred and expect to continue to incur operating losses for 2003 and the foreseeable future before we commercialize any products. In addition, under the terms of certain licensing agreements, we must be diligent in bringing potential products to market and may be required to make future milestone payments of up to $2,685,000. If we fail to comply with the milestones or fail to make any required sponsored research or milestone payment, we could face the termination of the relevant sponsored research or license agreement.

In August and September 2002, we announced a realignment of research and development programs to reduce expenses and focus resources on the development of our clinical candidates. In conjunction with this plan, we reduced our headcount by approximately 50% and eliminated funding of research collaborations that do not support our clinical programs. We have recorded charges of approximately $775,000 relating to severance and other termination costs this year. We also have announced our intention to maintain our clinical programs for Endostatin and Angiostatin although we do not plan to initiate new clinical trials while we explore licensing opportunities for these two proteins. These actions, coupled with decreased manufacturing activity, resulted in a significant reduction in operating expenses in the fourth quarter. With the shift to small molecule programs we expect operating costs to remain at reduced levels for 2003.

In December 2002, the Company reached agreements with five creditors, including BMS to settle $8,086,000 in current liabilities. The Company issued consideration of $5,911,000 in cash, stock and warrants to satisfy the renegotiated obligations, resulting in a $2,175,000 gain on discharge of liabilities. 1,314,000 shares of common stock, bet of the 291,666 repurchased from BMS, and warrants to purchase 675,000 shares of common stock were issued in December 2002 and 1,147,872 shares of common stock were issued in January 2003.

To accomplish our business plans, we will be required to continue to conduct substantial development activities for all of our proposed products. Expenditures on these activities are expected to approximate $14,000,000 in 2003. In addition, our results of operations will also reflect additional restructuring charges of approximately $1,000,000 relating to other organizational changes as we complete our transition to small molecule programs. We will also record the accrual of the 6% dividend on the convertible preferred stock issued to Celgene in the amount of $1,005,000.

We intend to continue to pursue strategic relationships to provide resources for the further development of our product candidates. There can be no assurance, however, that these discussions will result in relationships or additional funding. In addition, we will continue to seek capital through the public or private sale of securities. If we are successful in raising additional funds through the issuance of equity securities, stockholders likely will experience substantial dilution, or the equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If we raise funds through the issuance of debt securities, those securities would have rights, preferences and privileges senior to those of our common stock.

If we are unable to raise additional capital, we will take one or more of the following actions:

- delay, reduce the scope of, or eliminate one or more of our product research and development programs;
- obtain funds through licenses or arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop or commercialize on our own.

Based on our assessment of the availability of capital and the above described actions, in the absence of new financing, we believe we will have adequate resources to fund operations into 2004. At December 31, 2002, we had cash and cash equivalents of approximately $24,067,000 with working capital of approximately $7,716,000. Our working capital calculation is negatively impacted by the consolidation of MaxCyte, a former majority owned subsidiary. Reflected on our consolidated balance sheet is approximately $4,773,000 in convertible debt as described below.

Our subsidiary, MaxCyte, has issued convertible promissory notes having values of $4,773,000 and $3,278,000 as of December 31, 2002 and 2001, respectively. The interest rates on the notes range from 3% to 8%, and the notes mature in 2003. The notes, plus the accrued interest, and convertible to common stock of MaxCyte at any time at the option of the holder are subject to mandatory conversion to Series B Convertible Preferred Stock upon the occurrence of certain specified events. Holders of the promissory notes also received warrants to purchase a total of 13,675 shares of common stock of EntreMed. Repayment of convertible promissory notes issued by MaxCyte is the sole responsibility of MaxCyte.

In November 2002, the Board of Directors of both EntreMed and MaxCyte adopted a plan to recapitalize MaxCyte. In conjunction with the recapitalization, MaxCyte raised new funding of $625,000 through the issuance of its convertible promissory notes. As a result of the recapitalization, the Company no longer has majority ownership and will no longer financially support MaxCyte. The Company will no longer consolidate MaxCyte effective the first quarter of 2003, the first reporting period for which no funding will have been provided. Had the Company not consolidated MaxCyte as of December 31, 2002, stockholders' equity would have increased by approximately $4,500,000.

In December 2000 , we exercised our option to repurchase shares of our common stock from BMS for $13.143 per share. Shares repurchased totaled 291,666 for a repurchase price of $3,833,367 . Shares repurchased from BMS are accounted for as treasury stock. In December we reached an agreement with BMS under which we agreed to make cash payments in 2002 and 2003 totaling $1,000,000 and issue 650,000 warrants to purchase shares of common stock in exchange for the return of the final 291,666 shares of common stock held by BMS and in full satisfaction of all obligations pursuant to the December 2001 agreement.

On October 31, 2002 we were notified by the Nasdaq Listing Qualifications Department that EntreMed's common stock was subject to delisting from the Nasdaq National Market because it was not in compliance with Marketplace Rule 4450(b)(1)(A), which requires that our common stock have a market value of listed securities of $50 million. We subsequently requested an appeal hearing before a Nasdaq Listing Qualifications Panel. At the hearing, held in December 2002, we presented a plan for EntreMed to return to compliance and remain in compliance with the continued listing standards for the Nasdaq National Market.

In February 2003 we received a determination from the Nasdaq Listing Qualifications Panel to continue the listing of EntreMed's securities on the Nasdaq National Market. As part of the determination, EntreMed must file the Form 10-K for the fiscal year ended December 31, 2002 and the Form 10-Q for the quarter ended March 31, 2003 with the SEC and Nasdaq evidencing shareholders' equity of at least $10,000,000 on or before March 31, 2003 and May 15, 2003, respectively.

In order to fully comply with the Nasdaq Panel's continued listing determination, EntreMed must be able to demonstrate compliance with all requirements for continued listing on the Nasdaq National Market and to notify Nasdaq of any significant events that occur until the Form 10-Q is filed. The Nasdaq Panel reserves the right to modify or terminate this exception upon review of the Company's reported financial results and to reconsider the terms of this exception, if there is a material change in EntreMed's financial or operational character. In the letter notifying us of its decision, the Nasdaq Panel observed that we had presented a "definitive plan" that will enable us to evidence compliance with all requirements for continued listing on the Nasdaq National Market within a reasonable period of time and to sustain compliance with those requirements over the long term.

Inflation and Interest Rate Changes

Management does not believe that our working capital needs are sensitive to inflation and changes in interest rates.

Contractual Obligations

The table below sets forth our contractual obligations at December 31, 2002.

CONTRACTUAL OBLIGATIONS	PAYMENTS DUE BY PERIOD				
	TOTAL	NEXT 12 MONTHS	1–3 YEARS	4–5 YEARS	AFTER 5 YEARS
Current portion of note payable	$ 92,000	92,000			
Convertible debt – MaxCyte*	4,773,000	4,773,000			
Operating Leases	6,056,000	1,004,000	1,905,000	1,954,000	1,193,000
Clinical Trial Contracts	959,000	959,000			
Collaborative Research Contracts	100,000	100,000			
Contract Manufacturing	2,500,000	2,500,000			
Total Contractual Obligations	$ 14,480,000	9,428,000	1,905,000	1,954,000	1,193,000

*MaxCyte is a consolidating entity for reporting purposes and as such these convertible debts are reflected on the consolidated financial statements. Repayment of these convertible debts is the sole responsibility of MaxCyte.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
EntreMed, Inc.

We have audited the accompanying consolidated balance sheets of EntreMed, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EntreMed, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated finance statements, in 2002, the Company changed its method for accounting for classification of gains from the early extinguishments of debt to comply with the accounting provisions of Statement of Financing Accounting Standard No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.

ERNST & YOUNG LLP
McLean, Virginia
February 21, 2003

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 24,067,045**	$ 41,386,300
Accounts receivable	**309,292**	177,158
Interest receivable	**95**	57,038
Prepaid expenses and other	**272,425**	371,155
Total current assets	**24,648,857**	41,991,651
Furniture and equipment, net	**3,152,072**	4,186,079
Other assets	**9,283**	40,720
Total assets	**$ 27,810,212**	$ 46,218,450
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 10,065,163**	$ 16,309,238
Accrued liabilities	**1,891,931**	2,050,822
Current portion of deferred revenue	**110,809**	—
Current portion of notes payable	**4,864,952**	1,005,727
Common stock repurchase liability	**—**	1,367,914
Total current liabilities	**16,932,855**	20,733,701
Deferred revenue, less current portion	**286,488**	—
Other long term liabilities	**80,000**	—
Long term debt	**—**	2,272,399
Minority interest	**17,223**	17,452
Stockholders' equity:		
Convertible preferred stock, $1.00 par and $1.50 liquidation value: 5,000,000 shares authorized, 3,350,000 and none issued and outstanding at December 31, 2002 and 2001, respectively	**3,350,000**	—
Common stock, $.01 par value: 90,000,000 and 35,000,000 shares authorized, 24,145,693 and 21,777,330 shares issued and outstanding at December 31, 2002 and 2001, respectively	**241,457**	217,773
Additional paid-in capital	**228,316,897**	205,013,706
Treasury stock, at cost: 874,999 and 583,333 shares held at December 31, 2002 and 2001, respectively	**(8,034,244)**	(7,666,746)
Deferred stock compensation	**(61,846)**	(73,369)
Accumulated deficit	**(213,318,618)**	(174,296,466)
Total stockholders' equity	**10,493,646**	23,194,898
Total liabilities and stockholders' equity	**$ 27,810,212**	$ 46,218,450

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,	2002	2001	2000
Revenues:			
Collaborative research and development	**$ 835,493**	$ —	$ —
Licensing	**115,496**	—	—
Grants	**131,681**	358,427	401,477
Royalties	**38,790**	1,440,070	3,117,282
Other	**55,030**	63,444	153,016
	1,176,490	1,861,941	3,671,775
Costs and expenses:			
Research and development (see Note 3)	**31,308,427**	54,201,179	42,743,798
General and administrative (see Note 3)	**13,932,133**	14,473,012	11,645,651
	45,240,560	68,674,191	54,389,449
Interest expense	**(390,941)**	(344,969)	(241,451)
Investment income	**317,910**	1,437,966	2,164,748
Gain on sale of asset	**2,940,184**	—	—
Gain on discharge of liabilities	**2,174,765**	—	—
Gain on sale of royalty interest (see Note 3)	—	22,410,182	—
Net loss	**$ (39,022,152)**	$ (43,309,071)	$ (48,794,377)
Net loss per share (basic and diluted)	**$ (1.78)**	$ (2.39)	$ (3.04)
Weighted average number of shares outstanding (basic and diluted)	**21,892,520**	18,093,174	16,057,047

See accompanying notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

PERIODS ENDED DECEMBER 31, 2002, 2001 AND 2000	PREFERRED STOCK		COMMON STOCK	
	SHARES	AMOUNT	SHARES	AMOUNT
Balance at Dec. 31, 1999	—	$ —	14,464,331	$147,560
Issuance of common stock for options & warrants exercised	—	—	1,481,157	14,811
Sale of common stock at $22.00 per share, net of offering costs of approximately $1,673,000	—	—	1,000,000	10,000
Recognition of non cash stock compensation	—	—	—	—
Purchase of treasury shares at $13.143 per share	—	—	(291,666)	—
Net loss	—	—	—	—
Balance at December 31, 2000	—	$ —	16,653,822	$172,371
Issuance of common stock for options & warrants exercised	—	—	68,548	686
Sale of common stock at $18.00 per share, net of offering costs of approximately $1,989,000	—	—	1,550,000	15,500
Sale of common stock at $7.75 per share, net of offering costs of approximately $1,547,000	—	—	2,921,627	29,216
Recognition of non cash stock compensation	—	—	—	—
Deferred Compensation:				
Option Grants				
Fair value of warrants issued	—	—	—	—
Net loss	—	—	—	—
Balance at December 31,2001	—	$ —	21,193,997	$217,773
Issuance of common stock for options & warrants exercised	—	—	8,500	85
Sale of common stock at $6.86 per share	—	—	728,863	7,289
Sale of preferred stock at $5 per share convertible to 5 shares of common stock	3,350,000	3,350,000	—	—
Issuance of common stock & warrants pursuant to debt settlement agreements	—	—	1,314,334	16,060
Recognition of non cash stock compensation	—	—	25,000	250
Deferred compensation:				
option grants	—	—	—	—
Warrants issued to collaborative partners	—	—	—	—
Net loss	—	—	—	—
Balance at December 31, 2002	3,350,000	$3,350,000	23,270,694	$241,457

TREASURY STOCK	ADDITIONAL PAID-IN CAPITAL	DEFERRED STOCK COMPENSATION	ACCUMULATED DEFICIT	TOTAL
$(3,833,379)	$107,863,638	$ —	$ (82,193,018)	$21,984,801
—	28,973,732	—	—	28,988,543
—	20,317,284	—	—	20,327,284
—	367,061	—	—	367,061
(3,833,367)	—	—	—	(3,833,367)
—	—	—	(48,794,377)	(48,794,377)
$(7,666,746)	$157,521,715	$ —	$(130,987,395)	$19,039,945
—	130,026	—	—	130,712
—	25,895,269	—	—	25,910,769
—	21,068,421	—	—	21,097,637
—	87,940	130,456	—	218,396
—	203,825	(203,825)	—	—
—	106,510	—	—	106,510
—	—	—	(43,309,071)	(43,309,071)
$(7,666,746)	$205,013,706	$ (73,369)	$(174,296,466)	$23,194,898
—	9,180	—	—	9,265
—	4,992,711	—	—	5,000,000
—	11,055,000	—	—	14,405,000
(367,498)	1,999,100	—	—	1,647,662
—	83,101	—	—	83,351
—	—	11,523	—	11,523
—	5,164,099	—	—	5,164,099
—	—	—	(39,022,152)	(39,022,152)
$(8,034,244)	$228,316,897	$ (61,846)	$(213,318,618)	$10,493,646

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,	2002	2001	2000
Cash Flows from Operating Activities			
Net loss	$ (39,022,152)	$ (43,309,071)	$ (48,794,377)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation and amortization	1,508,559	1,376,187	1,077,667
Loss on equity investment	—	342,269	366,790
Loss on disposal of equipment	83,635	—	—
Gain on debt discharge	(2,174,766)	—	—
Gain on sale of asset	(2,940,184)	—	—
Gain on sale of royalty interest	—	(22,410,182)	—
Recognition of non-cash stock compensation	94,874	218,396	367,061
Non-cash interest expenses	331,950	189,142	—
Common stock repurchase liability	1,995,007	1,367,914	—
Minority interest	(229)	(104)	(1,090)
Changes in operating assets and liabilities:			
Accounts receivable	(132,134)	1,296,225	(854,785)
Interest receivable	56,943	(51,952)	100,396
Prepaid expenses and other	130,167	97,431	(139,840)
Accounts payable	(5,784,568)	7,746,567	3,674,979
Accrued liabilities	(158,891)	263,406	30,878
Contingent grant	80,000	—	—
Deferred revenue	397,297	—	(75,000)
Net cash used in operating activities	(45,534,492)	(52,873,772)	(44,247,321)
Cash Flows from Investing Activities			
Proceeds from sale of asset, net	2,940,184	—	—
Proceeds from sale of royalty interest, net	—	22,410,182	—
Purchases of furniture and equipment	(558,187)	(985,783)	(1,640,365)
Net cash provided by (used in) investing activities	2,381,997	21,424,399	(1,640,365)
Cash Flows from Financing Activities			
Net proceeds from sale of common stock	5,009,265	47,139,118	49,315,827
Net proceeds from sale of warrants	5,164,099	—	—
Net proceeds from sale of preferred stock	14,405,000	—	—
Proceeds from issuance of note payable	91,843	—	—
Purchase of treasury stock	—	—	(3,833,367)
Payment of principle on note payable	(1,005,727)	(997,097)	(1,118,123)
Proceeds from issuance of long-term debt	2,168,760	2,189,766	—
Net cash provided by financing activities	25,833,240	48,331,787	44,364,337
Net increase (decrease) in cash and cash equivalents	(17,319,255)	16,882,414	(1,523,349)
Cash and cash equivalents at beginning of year	41,386,300	24,503,886	26,027,235
Cash and cash equivalents at end of year	$ 24,067,045	$ 41,386,300	$ 24,503,886
Supplemental Disclosure of Cash Flow Information			
Interest paid	$ 58,992	$ 155,827	$ 263,721

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

EntreMed, Inc. ("EntreMed" or the "Company") is a clinical-stage biopharmaceutical company developing novel therapeutics that target abnormal blood vessel growth and inflammatory and apoptotic pathways associated with over 80 diseases such as cancer, blindness and atherosclerosis. The Company's clinical drug candidates, led by the small molecule candidate Panzem®, have shown a strong safety profile with neither toxicity nor clinically significant side effects reported to date. Further, doctors have reported tumor regression and disease stabilization in some clinical patients that have received EntreMed drug candidates. The Company also has a rich pipeline of compounds, consisting primarily of small molecules, peptides and small molecule peptido-mimetics, in preclinical development. These compounds target processes that occur in a wide variety of diseases by inducing apoptosis, as well as inhibiting inflammatory and angiogenic pathways.

The accompanying consolidated financial statements include the accounts of our controlled subsidiaries, Cytokine Sciences, Inc. and MaxCyte, Inc., a clinical stage biotechnology company aimed at commercializing cell loading technology. In November 2002, the Boards of Directors of both EntreMed and MaxCyte adopted a plan to recapitalize MaxCyte. As of December 2002, EntreMed no longer owns a majority of MaxCyte, EntreMed consolidated this subsidiary for 2002 as a result of providing funding and operational support during the reporting period. All intercompany balances and transactions have been eliminated in consolidation.

Segment Information

The Company currently operates in one business segment, which is the development of angiogenic therapeutics that inhibit abnormal blood vessel growth associated with a broad range of diseases such as cancer, blindness and arteriosclerosis. The Company is managed and operated as one business. A single management team that reports to the Company's President and Chief Operating Officer comprehensively manages the entire business. The Company does not operate separate lines of business with respect to its products or product candidates. Accordingly, the Company does not have separately reportable segments as defined by FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information.

Research and Development

Research and development expenses consist primarily of compensation and other expenses related to research and development personnel, research collaborations, costs associated with pre-clinical testing and clinical trials of our product candidates, including the costs of manufacturing the product candidates, and facilities expenses. Research and development costs are expensed as incurred.

Patent Costs

Costs incurred in filing, defending and maintaining patents are expensed as incurred. Such costs aggregated $1,747,000, $2,350,000 and $1,298,000 in 2002, 2001 and 2000, respectively.

Furniture and Equipment

Furniture and equipment are stated at cost and are depreciated over their estimated useful lives of 5 to 10 years. Depreciation is determined on a straight-line basis. Substantially all of the Company's furniture and equipment served as collateral for a note payable (see Note 6). Furniture and equipment consist of the following:

DECEMBER 31	2002	2001
Furniture and equipment	**$ 9,355,231**	$ 8,962,045
Less: accumulated depreciation	**(6,203,159)**	(4,775,966)
	$ 3,152,072	$ 4,186,079

YEAR ENDED DECEMBER 31,	2002	2001	2000
Actual net loss	**$(39,022,152)**	$(43,309,071)	$(48,794,377)
Add: Stock-based employee compensation included in reported net loss	—	144,000	—
Deduct: Stock-based employee compensation expense if SFAS No. 123 had been applied to all awards	**(14,088,860)**	(13,688,973)	(10,685,339)
Proforma net loss	**$(53,111,012)**	$(56,854,044)	$(59,479,716)
Net loss per share			
Basic and diluted – as reported	**$ (1.78)**	$ (2.39)	$ (3.04)
Basic and diluted – pro forma	**$ (2.43)**	$ (3.14)	$ (3.70)

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than 90 days. Substantially all of the Company's cash equivalents are held in short-term money market accounts of banks and brokerage houses.

Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, short-term investments, accounts receivable, accounts payable and notes payable approximate their fair values.

Income Taxes

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

Revenue Recognition

Collaborative Research Revenue — The Company receives revenues for performance under commercial research and development contracts. These contracts require that the Company provide services directed toward specific objectives and include developmental milestones and deliverables. These revenues are recognized at the time that research and development activities are performed.

Royalties from licenses are based on third-party sales and recorded as earned in accordance with contract terms, when third-party results are reliably measured and collectibility is reasonably assured. The majority of our royalty income is from Celgene on the sale of THALOMID®.

Grant Revenue — The Company receives government grants for the development of potential malaria vaccines. Grants are funded in specific amounts based on funding requests submitted to the grantor. Grant revenues are recognized and realized at the time that research and development activities are performed.

Licensing Revenue — The Company recognizes licensing revenues resulting from the January 2002 five-year strategic alliance with Allergan, to develop and commercialize small molecule angiogenic inhibitors for treatment and prevention of diseases and conditions of the eye. The initial net fee is amortized to income over the five-year license term.

Net Loss Per Share

Net loss per share (basic and diluted) was computed by dividing net loss by the weighted average number of shares of common stock outstanding. Common stock equivalents, totaling 8,431,189 were anti-dilutive and, therefore were not included in the computation of weighted average shares used in computing diluted loss per share.

Comprehensive Loss

Under Financial Accounting Standard No. 130 ("SFAS 130"), Reporting Comprehensive Income, the Company is required to display comprehensive loss and its components as part of the consolidated financial statements. Comprehensive loss is comprised of the net loss and other comprehensive income (loss), which includes certain changes in equity that are excluded from net loss. Comprehensive loss for the Company was the same as net loss for all years presented.

Stock-Based Compensation

The Company recognizes expense for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, compensation cost is recognized for the excess of the estimated fair value of the stock at the grant date over the exercise price, if any. The Company accounts for equity instruments issued to non-employees in accordance with EITF 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring. Or in Conjunction with Selling, Goods, or Services.

Disclosures regarding alternative fair values of measurement and recognition methods prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) are presented in Note 7 and in the table below. The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock-based compensation:

The effect of applying SFAS No. 123 on a pro forma net loss as stated above is not necessarily representative of the effect on reported net loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional options to be granted in future year.

Financial Instruments and Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The Company maintains its cash and cash equivalents in bank deposit accounts, which, at times, may exceed federally insured amounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. The Company's receivables relates to research contracts with the U.S. government, therefore, loss due to credit risk is remote.

The carrying amount of current assets and liabilities approximates their fair values due to their short-term maturities. The fair value of long-term debt approximates its carrying amount based on rates currently available to the Company for debt instruments with similar terms and remaining maturities.

Recent Accounting Standards

In April 2002, the Financial Accounting Standards Board issued SAFS No. 145, *Recession of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections* (SFAS No. 145). Among other things, SFAS No. 145 generally prohibits the classification of gains or losses from the early extinguishments of debt as an extraordinary item, and therefore rescinds the previous requirements to do so. Gains and losses from the early debit extinguishments recorded in prior periods are required to be reclassified. The Company, elected to early adopt SAFS No. 145 accordingly, the Company's $2,174,765 gain on discharge of liabilities was included in the accompanying consolidated statement of operations as other income. There was no other impact on the consolidated financial statements and notes as a result of the early adoption of SAFS No. 145.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 31, 2002. The Company does not expect adoption of FIN 45 to have a material effect on its financial condition, results of operations or liquidity.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*. SFAS 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, *Interim Financial Reporting,* to require disclosure in the summary of significant accounting policies the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS 148 is effective for fiscal years ending after December 31, 2002. The Company does not expect adoption of SFAS 148 to have a material effect on its financial condition, results of operations or liquidity.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements,* to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003. The Company is currently in the process of evaluating what impact, if any, FIN 46 will have on its financial condition, results of operations or liquidity.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

2. Management's Plans

To date, we have been engaged primarily in research and development activities. As a result we have incurred operating losses through 2002 and expect to continue to incur operating losses for 2003 and the foreseeable future before we commercialize any products. In addition, under the terms of certain licensing agreements, we must be diligent in bringing potential products to market and may be required to make future milestone payments of up to $2,685,000. If we fail to comply with the milestones or fail to make any required sponsored research or milestone payment, we could face the termination of the relevant sponsored research or license agreement.

In August and September 2002, we announced a realignment of research and development programs to reduce expenses and focus resources on the development of our clinical candidates. In conjunction with this plan, we reduced our headcount by approximately 50% and eliminated funding of research collaborations that do not support our clinical programs. We have recorded charges of approximately $775,000 relating to severance and other termination costs this year. We also have announced our intention to maintain our clinical programs for Endostatin and Angiostatin although we do not plan to initiate new clinical trials while we explore licensing opportunities for these two proteins. These actions, coupled with decreased manufacturing activity, resulted in a significant reduction in operating expenses in the fourth quarter. With the shift to small molecule programs we expect operating costs to remain at reduced levels for 2003.

To accomplish our business plans, we will be required to continue to conduct substantial development activities for all of our proposed products. Expenditures on these activities are expected to approximate $14,000,000 in 2003. In addition, our results of operations will also reflect additional restructuring charges of approximately $1,000,000 relating to other organizational changes as we complete our transition to small molecule programs. We will also record the accrual of the 6% dividend on the convertible preferred stock issued to Celgene in the amount of $1,005,000.

We intend to continue to pursue strategic relationships to provide resources for the further development of our product candidates. There can be no assurance, however, that these discussions will result in relationships or additional funding. In addition, we will continue to seek capital through the public or private sale of securities. If we are successful in raising additional funds through the issuance of equity securities, stockholders likely will experience substantial dilution, or the equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If we raise funds through the issuance of debt securities, those securities would have rights, preferences and privileges senior to those of our common stock.

If we are unable to raise additional capital, we will take one or more of the following actions:

- delay, reduce the scope of, or eliminate one or more of our product research and development programs;
- obtain funds through licenses or arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop or commercialize on our own.

Based on our assessment of the availability of capital and the above described actions, in the absence of new financing, we believe we will have adequate resources to fund operations into 2004. At December 31, 2002, we had cash and cash equivalents of approximately $24,067,000 with working capital of approximately $7,716,000. Our working capital calculation is negatively impacted by the consolidation of MaxCyte, a former majority owned subsidiary. Reflected on our consolidated balance sheet is $4,773,000 in convertible debt the repayment of which is the sole responsibility of MaxCyte.

In November 2002, the Board of Directors of both EntreMed and MaxCyte adopted a plan to recapitalize MaxCyte. In conjunction with the recapitalization, MaxCyte raised new funding of $625,000 through the issuance of its convertible promissory notes. As a result of the recapitalization, the Company no longer has majority ownership and will no longer financially support MaxCyte. The Company will no longer consolidate MaxCyte effective the first quarter of 2003, the first reporting period for which no funding will have been provided. Had the Company not consolidated MaxCyte as of December 31, 2002, stockholders' equity would have increased by approximately $4,500,000.

3. Related Party Transactions

The Company receives legal services from two law firms with which two of the Company's directors and officers are associated. The cost of these amounted to $3,839,000, $3,455,000, and $2,023,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The majority of the 2001 and 2000 amounts represent patent work. The 2002 increase reflects the costs associated with the three litigations settled in 2002.

4. Sponsored Research Program Agreements

The Company has entered into several agreements to sponsor external research programs. The Company's primary external research program agreement was entered into with the Children's Hospital, in Boston, Massachusetts, an entity affiliated with Harvard Medical School ("Children's Hospital, Boston").

Under this sponsored research agreement, the Company agreed to pay Children's Hospital, Boston to continue the research on the role of angiogenesis in pathological conditions. In accordance with the terms of this sponsored research agreement, the Company agreed to pay $1,500,000 each year to Children's Hospital, Boston. As of December 31, 2000 and 2001, $750,000 of each annual commitment has been paid and the remaining amount is due in March of the following year. The Company did not renew this sponsored research agreement in 2002 and as a result there is no remaining commitment as of December 31, 2002. The Company's rights to negotiate a worldwide, royalty-bearing license for technology resulting from the research at Children's Hospital, Boston in areas covered by the agreement survive for one year after the termination of financial support. Amounts due under the sponsored research agreement with Children's Hospital, Boston, were paid in advance every six months and were expensed as paid as research and development costs.

The Company has several clinical trial agreements. Phase I trials are concerned primarily with the safety and preliminary effectiveness of the drug being tested. As of December 31, 2000, the Company had patients enrolled in Phase I trials for Endostatin, Panzem® and Angiostatin. In 2001, the Company entered into additional Phase I and Phase II clinical trial agreements. Patient enrollment commenced and continues for both the Phase I and the Phase II clinical trials. Phase II trials are concerned primarily with the effectiveness in treating or diagnosing the disease or condition for which the drug is intended, although short term side effects and risks in people whose health is impaired may also be examined. In 2002 the Company initiated a Phase I trial for ENMD, a thalidomide analog licensed from Children's Hospital. The Company also initiated a Phase II trial for Angiostatin in addition to maintaining a number of ongoing Phase I and Phase II clinical trials for Endostatin and Panzem®. As of December 31, 2002, the Company had patients enrolled both Phase I and Phase II trials for Angiostatin, Endostatin and Panzem®. The Company's payment obligations vary between clinical trial agreements.

5. License Agreements

On January 18, 2002 the Company entered into a five-year strategic alliance with Allergan, an ophthalmic research and development and pharmaceutical company, to develop and commercialize small molecule angiogenic inhibitors for treatment and prevention of diseases and conditions of the eye. Panzem® is the first small molecule to be licensed, developed and marketed under this agreement. Allergan and EntreMed will co-develop Panzem® to treat age-related macular degeneration (ARMD), a leading cause of blindness that is the result of bleeding from ruptured new blood vessels that form under the retina. The Company is entitled to receive royalties on any revenues resulting from this arrangement and specified milestone payments upon the completion of initiation of defined development stages and regulatory approvals.

Concurrent with the Agreement, a stock purchase agreement was executed whereby Allergan purchased 728,863 shares of EntreMed common stock and received a detachable warrant to purchase an additional 109,329 shares of EntreMed common stock. The Company received $5.0 million as consideration for the investment. The stock price was based on the average closing price of EntreMed's common stock for the three days ended January 17, 2002, which was $6.86 per share of common stock. The warrants have a five-year contractual life and an exercise price of $12.15 per share of common stock. In addition the Company received a non-refundable up-front payment of $1.0 million. Due to the fact that the license agreement and the stock purchase agreement were negotiated and entered into concurrently, the Company determined that it was appropriate to allocate the consideration received of $6.0 million between the securities that were sold and the license arrangement. Approximately $5.0 million was allocated to the common stock, $323,000 to the detachable warrants, $477,000 was recorded as deferred revenue and $200,000 related to a the Company's royalty obligation to CMCC. Deferred revenue is being recognized as revenue on a straight-line basis over the term of the arrangement.

The Company has an exclusive license agreement with Celgene Corporation (Celgene) for certain of the Company's thalidomide patents. As of August 6, 2001 the Company sold its rights under the agreement to Bioventure Investments kft (Bioventure) for $22.6 million and the rights to receive additional contingent payments under certain circumstances. The Company received licensing payments from Celgene of $1.4 million and $3.1 million in 2001 and 2000.

On November 19, 2002, Celgene filed a lawsuit against the U.S. Patent and Trademark Office (PTO) and Entremed to block the issuance of patent applications protecting Entremed's ENMD 0995, a thalidomide analog. Entremed filed its own lawsuit against Celgene in the United States District Court in the Southern District of Maryland, asking that the Court declare three of Celgene's patents invalid, find that Celgene has violated U.S. antitrust laws, and award Entremed unspecified damages. The dispute with Celgene centered around ENMD 0995, Entremed's latest drug candidate that entered Phase I clinical trials in November 2002. The Company was granted Orphan Drug designation from the Food and Drug Administration for the treatment of patients with multiple myeloma.

On December 31, 2002, the Company entered into a series of agreements and transactions with Celgene and Children's Medical Center Corporation ("CMCC") including an Exclusive License Agreement among Celgene, CMCC and Entremed (the "License Agreement"), Asset Purchase Agreement by and between Celgene and Entremed (the "Asset Purchase Agreement") and a Securities Purchase Agreement between Entremed and Celgene (the "Securities Purchase Agreement").

The net effect of the agreements was the sale to Celgene of the Company's assets, properties and rights related to Thalidomide Analogs, the transfer to Celgene and elimination of the Company's rights and obligations under its Analog licensing agreements with Children's Medical Center Corporation (CMCC), the settlement of all litigations between the Company and Celgene, the issuance of 3,350,000 shares of Series A Convertible Preferred Stock and a warrant to purchase 7,000,000 shares of common stock of the Company to Celgene, the issuance of 900,000 warrants to CMCC and the payment of $26.75 million to the Company by Celgene.

In summary, EntreMed received $26,750,000 from Celgene for the series of agreements and transactions signed on December 31, 2002. The proceeds have been allocated as follows, based on the estimated fair value of the instruments:

Preferred Stock	$14,405,000
Warrants issued to Celgene	4,200,000
Warrants issued to CMCC	540,000
Royalties paid to CMCC	3,000,000
Transaction fees	1,665,000
Gain on sale of asset	2,940,000
	$26,750,000

6. Notes Payable

In December 1999, the Company entered into a $3,000,000 note payable with a financing company secured by substantially all of the Company's furniture and equipment. The note bore interest at a rate of 10.027% per annum. The note was fully satisfied in 2002. The Company entered two equipment lease agreements in 2002 these lease are treated as direct financing and as such the Company has recorded a note payable with a remaining principle balance of $91,843 at December 31, 2002.

Our subsidiary MaxCyte, has issued convertible promissory notes having values of $4,773,000 and $3,278,000 as of December 31, 2002 and 2001, respectively. The interest rates on the notes range from 3% to 8%, and the notes mature in 2003. The notes, plus the accrued interest, are convertible to common stock of MaxCyte at any time at the option of the holder and are subject to a mandatory conversion to Series B Convertible Preferred Stock upon the occurrence of certain specified events. Holders of the promissory notes also received warrants to purchase a total of 13,675 shares of common stock of EntreMed. Repayment of convertible promissory notes issued by MaxCyte is the sole responsibility of MaxCyte.

7. Income Taxes

The Company has net operating loss carryforwards for income tax purposes of approximately $231,200,000 at December 31, 2002 ($186,927,000 at December 31, 2001) that expire in years 2007 through 2021. The Company also has research and development tax credit carryforwards of approximately $10,764,000 as of December 31, 2002 that expire in years 2008 through 2016. These net operating loss carryforwards include approximately $19,800,000, related to exercises

DECEMBER 31,	2002	2001
Deferred income tax assets (liabilities):		
Net operating loss carryforwards	**$ 87,504,000**	$ 72,650,000
Research and development credit carryforward	**10,764,000**	8,788,000
Deferred revenues	**151,000**	55,000
Equity investment	**69,000**	50,000
Other	**477,000**	276,000
Depreciation	**2,000**	(126,000)
Valuation allowance for deferred income tax assets	**(98,967,000)**	(81,693,000)
Net deferred income tax assets	**$ —**	$ —

A reconciliation of the provision for income taxes to the federal statutory rate is as follows:

	2002	2001	2000
Tax benefit at statutory rate	**$ (13,268,000)**	$ (14,725,000)	$ (16,590,000)
State taxes	**(1,556,000)**	(1,728,000)	(1,945,000)
Tax credits	**(1,892,000)**	(2,712,000)	(2,074,000)
Permanent differences	**51,000**	35,000	(1,474,000)
Valuation allowance	**16,664,000**	19,130,000	22,083,000
	$ —	$ —	$ —

of stock options for which the income tax benefit, if realized, would increase additional paid-in capital. The utilization of the net operating loss and research and development carryforwards may be limited in future years due to changes in ownership of the Company pursuant to Internal Revenue Code Section 382. For financial reporting purposes, a valuation allowance has been recognized to reduce the net deferred tax assets to zero due to uncertainties with respect to the Company's ability to generate taxable income in the future sufficient to realize the benefit of deferred income tax assets.

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2002 and 2001 are as follows:

8. Stockholders' Equity

In June 2000, the Company completed a public offering of 1,000,000 shares of its common stock resulting in gross proceeds, prior to the deduction of fees and commissions, of approximately $22 million (net proceeds of $20.7 million).

In March 2001, the Company completed a public offering of 1,550,000 shares of its common stock resulting in gross proceeds, prior to the deduction of fees and commissions of approximately $27.9 million (net proceeds of $25.9 million).

In December 2001, the Company completed a private placement of 2,921,627 shares of its common stock and warrants to purchase a total of 730,413 shares of common stock at an exercise price of $11.81, resulting in gross proceeds, prior to the deduction of fees and commissions of approximately $22.6 million (net proceeds of $21.1 million).

In January 2002, the Company entered into a five-year strategic alliance with Allergan, a leader in ophthalmic research and development and pharmaceutical products, to develop and commercialize small molecule angiogenic inhibitors for treatment and prevention of diseases and conditions of the eye. Panzem® is the first small molecule to be licensed, developed and marketed under this agreement. Under the terms of the agreement, Allergan also purchased 728,863 shares of common stock and warrants for $5,000,000.

In December 2000, the Company exercised its option to repurchase 291,666 of its common shares from Bristol-Myers Squibb for $13.143 a share at a total repurchase price of $3,833,367. Bristol-Myers Squibb's remaining shares held in connection with the collaborative research and development agreement are subject to certain restrictions. The company guaranteed to either repurchase the shares for $13.143 or pay to BMS the difference between $13.143 and the per share sales price, in the event that the shares are sold, pursuant to the agreement, at less than $13.143. The Company's repurchase liability for the common stock was $1.4 million at December 31, 2001. In December 2002 the December 2001 agreement was renegotiated and BMS returned 291,666 shares of our common stock. This stock is reflected as Treasury Stock on the consolidated balance sheet. Prior to the extinguishment of this obligation the Company, recorded an aggregate $3,363,000 in its consolidated statement of operations related to the change in the fair value of this liability.

In December 2002, the Company reached agreements with five creditors, including BMS, to settle $8,086,000 in current liabilities. The Company issued consideration of $5,911,000 in cash, stock and warrants to satisfy the renegotiated obligations, resulting in a $2,175,000 gain in discharge of liabilities. 1,314,000 shares of common stock, net of 291,666 repurchased from BMS, and warrant to purchase 675,000 shares of common stock were issued in December 2002 and 1,147,872 shares of common stock were issued in January 2003.

The Company issued 3,350,000 shares of Series A Preferred Stock to Celgene (See Note 5). The Series A Preferred Stock is convertible, at the option of Celgene, at any time, into common stock at an initial per share conversion price of $5.00 (1 share of preferred convert into 5 shares of common). The conversion price is subject to change for certain dilutive events, as defined. At any time after December 31, 2003, the Company may cause the Series A Preferred Stock to convert automatically provided all of the following conditions are met:

(i) As of the conversion date, the common stock is traded and was traded during the 60 trading days preceding the conversion date, on a national securities exchange;

(ii) The average per share closing price of the common stock is greater than $5.00 over a 60-trading day period ending on the conversion date, and

(iii) A registration statement with respect to resale of the common stock issuable in the conversion to the holders of the Series A Preferred Stock has been filed with the SEC, such registration statement is effective and the Company has agreed to maintain the effectiveness of the registration statement for at least 180 consecutive days beginning with the conversion date.)

The Series A Preferred Stock will accrue and accumulate dividends at a rate of 6% and will participate in dividends declared and paid on the common stock, if any. All accrued dividends must be paid before any dividends may be declared or paid on the Common Stock, and will be added to the liquidation preference of the Series A Preferred Stock payable upon the liquidation, dissolution or winding up of the Company. The liquidation preference is equal to the greater of:

(i) Two times the original per share purchase price plus accrued and unpaid dividends or

(ii) The amount per share that would be payable to a holder of shares of the Series A Preferred Stock had all of the shares been converted to common stock immediately prior to a liquidation event.

No dividends accrued in 2002 due to the proximity of the issuance of the Series A Preferred to year-end.

Holders of the Series A Preferred Stock generally vote together with the holders of common stock, with each share of Series A Preferred Stock representing the number of votes equal to that number of shares of common stock into which it is then convertible.

9. Stock Options and Warrants

The Company has adopted incentive and nonqualified stock option plans whereby 7,983,333 shares of the Company's common stock were reserved for grants to various executive, scientific and administrative personnel of the Company as well as outside directors and consultants, of which 885,019 shares remain available for grant as of December 31, 2002. These options vest over periods varying from immediately to four years and generally expire 10 years from the date of grant. During 2001, the Company incurred compensation expense of $144,000 due to the extension of the terms of certain granted options.

Pro forma information regarding net income and loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair values for these options were estimated at the dates of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 4.0%, 4.4% and 6.0%; no dividend yields; volatility factors of the expected market price of the Company's common stock of 1.15, .85 and 1.14; and a weighted-average expected life of an option of 6 years in each instance.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair values of the options and warrants are amortized to expense over the vesting period. The weighted average fair value per option granted in 2002, 2001 and 2000 was $1.77, $8.07 and $21.40, respectively.

A summary of the Company's stock options and warrants

The following summarizes information about stock options and warrants granted to employees and directors outstanding at December 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT 12/31/02	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE IN YEARS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT 12/31/02	WEIGHTED AVERAGE EXERCISE PRICE
$0.00 - $9.35	2,979,745	7.7	$5.32	2,047,290	$5.45
$9.36 - $18.70	2,466,632	5.7	$13.74	2,182,139	$13.76
$18.71 - $28.05	846,961	5.7	$23.64	810,511	$23.58
$28.06 - $37.40	293,805	7.2	$29.54	260,360	$29.59
$37.41 - $46.75	1,962	7.1	$42.12	1,649	$41.81
$46.76 - $56.10	19,298	7.4	$52.53	16,798	$52.46
$56.11 - $65.45	862	7.2	$58.31	862	$58.31
	6,609,265	6.7	$12.04	5,319,609	$12.97

granted to employees and directors and related information for the years ended December 31 follows:

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at January 1, 2000	3,700,006	$13.64
Exercised	(488,008)	$6.26
Granted	874,075	$24.80
Canceled	(41,585)	$24.87
Outstanding at December 31, 2000	4,044,488	$16.61
Exercised	(68,548)	$1.91
Granted	1,859,453	$10.93
Canceled	(101,691)	$20.86
Outstanding at December 31, 2001	5,733,702	$14.86
Exercised	(8,500)	$1.09
Granted	1,316,551	$2.07
Canceled	(432,488)	$18.84
Outstanding at December 31, 2002	6,609,265	$12.04
Exercisable at December 31, 2002	5,319,609	$12.97

The Company has granted warrants valued at approximately $195,000 to consultants and certain third parties. In addition, the Company also issued 7,000,000 warrants to Celgene in conjunction with the December 31, 2002 transaction. Warrants granted generally expire after 5 years from the date of grant. Stock warrant activity to non-employees is as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at January 1, 2000	1,667,992	$27.37
Granted	23,241	$22.97
Exercised	(992,946)	$25.94
Cancelled	(38,919)	$25.45
Outstanding at December 31, 2000	659,368	$29.39
Granted	746,263	$11.75
Outstanding at December 31, 2001	1,405,631	$27.20
Granted	8,705,949	$1.55
Outstanding at December 31, 2002	10,111,580	$4.13
Exercisable at December 31, 2002	3,111,580	$10.14

10. Commitments and Contingencies

Contingencies

Abbott Laboratories filed a law suit against CMCC and EntreMed in the Federal District Court in Massachusetts requesting, among other things, that the court substitute Dr. Donald Davidson as inventor on Children's U.S. Patent No. 4,854,221 which covers use of the Kringle 5 region of the plasminogen molecule as an anti-angiogenic agent and a declaratory judgment from the court to invalidate any agreement between CMCC and EntreMed regarding this patent. Abbott also filed a claim for misappropriation of trade secrets related to the Kringle 5 molecule seeking actual and punitive damages from the defendants. On July 18, 2000, we filed counterclaims against Abbott Laboratories including tortuous interference with contract and a declaratory judgement that Abbott's patent covering Kringle 5 is invalid and that Children's patent covering Kringle 5 is valid.

In August 2002, the law suit between Donald J. Davidson and Abbott Laboratories and Yihai Cao, Judah Judah Folkman, Michael S. O'Reilly, The Children's Medical Center Corporation and EntreMed, Inc., U.S. District Court for the District of Massachusetts, Case No. 00-CV-11046-GAO was dismissed. EntreMed has no obligations due under the terms of the settlement as of December 31, 2002.

On November 19, 2002, Celgene requested that the D.C. U.S. District Court issue preliminary and permanent injunctions directing the Under Secretary of Commerce for Intellectual Property and PTO Director to withdraw specific ENMD 0995 related patent applications from issuance. We were named as a co-defendant with the Under Secretary in the case. We filed our own lawsuit on November 21, 2002, asking that the Court declare three of Celgene's patents invalid, find that Celgene has violated U.S. antitrust laws, and aware us unspecified civil and punitive damage.

As part of Celgene's December 31, 2002 purchase of the thalidomide analog programs that were licensed to us, Celgene and we agreed to dismiss the aforementioned lawsuits filed regarding patents and patent applications relating to ENMD 0995.

Commitments

The Company entered into two license agreements with Children's Hospital, Boston for the exclusive, worldwide, royalty-bearing licenses to make, use and sell Endostatin and 2-Methoxyestradiol, both inhibitors of angiogenesis. In consideration for receiving the rights, the Company must pay a royalty on any sublicensing fees, as defined in the agreements, to Children's Hospital, Boston. Each agreement obligates the Company to pay up to $1,000,000 "upon the attainment of certain milestones." As of December 31, 2002, the Company has paid $300,000 under these agreements.

The Company leases its primary facilities through February 2009. The lease agreement provides for escalation of the lease payments over the term of the lease, however, rent expense is recognized under the straight-line method. Additionally, the Company leases office equipment under operating leases. The future minimum payments under its facilities and equipment leases as of December 31, 2002 are as follows:

2003	$1,003,600
2004	961,300
2005	944,100
2006	962,600
2007	991,600
Thereafter	1,192,400
Total minimum payments	$6,055,600

Rental expense for the years ended December 31, 2002, 2001 and 2000 was $1,031,000, $903,000, and $857,000, respectively.

11. Employee Retirement Plan

The Company sponsors the EntreMed, Inc. 401(k) and Trust. The plan covers substantially all employees and enables participants to contribute a portion of salary and wages on a tax-deferred basis. Contributions to the plan by the Company are discretionary. Contributions by the Company totaled $230,000, $215,000 and $160,000 in 2002, 2001 and 2000, respectively.

12. Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for the years ended December 31, 2002 and 2001 is as follows:

QUARTER ENDED	MARCH 31,	JUNE 30,	SEPTEMBER 30,	DECEMBER 31,
2002				
Revenues	**$ 59,930**	**$ 309,170**	**$ 345,569**	**$ 461,821**
Research and development costs	**10,858,672**	**7,311,902**	**8,870,922**	**4,266,931**
General and administrative expenses	**3,791,012**	**4,238,340**	**3,170,141**	**2,732,640**
Gain on sale of asset	—	—	—	**2,940,184**
Gain on discharge of liabilities	—	—	—	**2,174,765**
Net loss	**(14,514,479)**	**(11,251,129)**	**(11,751,630)**	**(1,504,914)**
Net loss per share (basic and diluted)	**$ (0.67)**	**$ (0.51)**	**$ (0.54)**	**$ (0.07)**
2001*				
Revenues	$883,952	$757,523	$90,988	$129,478
Research and development costs	8,900,852	12,324,865	13,077,116	19,898,346
General and administrative expenses	2,921,261	3,604,134	3,552,701	4,394,916
Gain on sale of royalty interest	—	—	22,410,182	—
Net loss	(10,594,949)	(14,876,269)	6,165,262	(24,003,115)
Net loss per share basic	$ (0.62)	$ (0.82)	$ .34	$ (1.29)
Net loss per share diluted	$ (0.62)	$ (0.82)	$ .33	$ (1.29)

* 2001 Expenses are restated to reflect a reallocation of depreciation and facility related costs between G&A and R&D

CORPORATE INFORMATION

Corporate Headquarters
9640 Medical Center Dr.
Rockville, MD 20850
240.864.2600 tel
240.864.2601 fax
www.entremed.com

General Counsel
Arnold & Porter
555 Twelfth Street, NW
Washington, DC 20004
202.942.5000

Patent Counsel
Kilpatrick Stockton, LLP
2400 Monarch Tower
3424 Peachtree Road, NE
Atlanta, GA 30326
404.949.2400

Independent Auditors
Ernst & Young LLP
8484 Westpart Drive
McLean, VA, 22102
703.747.1000

Stock Transfer Agent & Registrar
American Stock Transfer & Trust Company
40 Wall Street,
46th Floor
New York, NY 10005
212.936.5100

Stock Trading Information
The Company's common stock trades on the NASDAQ Stock Market under the symbol ENMD.

Annual Meeting
The next annual meeting of the shareholders will be held on June 18, 2003 at 10 a.m. at:
Gaithersburg Marriott
Washingtonian Center
9751 Washingtonian Blvd.
Gaithersburg, MD 20878
301.590.0044

SEC Form 10-K
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:
Investor Relations Department
EntreMed, Inc.
9640 Medical Center Dr.
Rockville, MD 20850

BOARD OF DIRECTORS

Michael Tarnow
Chairman of the Board,
EntreMed, Inc.

Wendell M. Starke
Vice Chairman of the Board,
EntreMed, Inc.

Donald S. Brooks, Esquire
Attorney, Consultant

Jerry Finkelstein
Chairman of the Board,
News Communication

Jennie Hunter-Cevera, Ph.D.
President,
University of Maryland
Biotechnology Institute

Peter S. Knight
Managing Director,
MetWest Financial

Mark C.M. Randall
Chief Executive Officer,
Commander Asset Management, Ltd.

James D. Johnson, Ph.D., J.D.
Secretary to the Board and
Patent Counsel,
Kilpatrick Stockton, LLP

EXECUTIVE & SCIENTIFIC MANAGEMENT

Neil J. Campbell, M.A., M.B.A.
President and
Chief Operating Officer

Dane Saglio, C.P.A.
Chief Financial Officer

James D. Johnson, Ph.D., J.D.
Senior Vice President,
General Counsel

Victor Pribulda, Ph.D.
Vice President,
Discovery Research

Carolyn Sidor, M.D.
Vice President,
Regulatory Affairs and Clinical Development

Forward-Looking Statements
This annual report contains forward-looking statements, which include all statements regarding EntreMed's plans, intentions, expectations and objectives. No assurance can be given that any forward looking statement will prove to be accurate or that EntreMed's results will not differ materially and adversely from the current expectations expressed in this Annual Report. Your attention is directed to the risks, uncertainties and other information detailed in EntreMed's most recent filings with the Securities and Exchange Commission.

EntreMed, Inc.
9640 Medical Center Drive
Rockville, Maryland 20850
240.864.2600 Telephone
240.864.2601 Facsimile
www.entremed.com
NASDAQ: ENMD